ENDEAVOUR SILVER CORP.
(formerly Endeavour Gold Corp.)
800-850 West Hastings Street
Vancouver, British Columbia
V6C 1E1
Tel. No. (604) 685-9775

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

          NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Endeavour Silver Corp. (the "Company") will be held at the Terminal City Club, Walker Room, 837 West Hastings Street, Vancouver, B.C. V6C 1B6, on Tuesday, August 2, 2005 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.	To receive the Report of the Directors to the Members.

2.

To receive the financial statements of the Company for the fiscal period ended February 28, 2005, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.	To elect directors to hold office until the close of the next Annual General Meeting.

6.

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution providing for the approval of the Company’s Incentive Stock Option Plan (the "Plan") whereunder the Company will allocate and reserve up to 4,200,000 of its issued common shares for the purpose of granting options under the Plan.

7.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

          The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to August 2, 2005 being the date of the Meeting, and at the Meeting.

2

          The directors of the Company fixed the close of business on June 30, 2005 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

          A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

          Please advise the Company of any change in your address.

          DATED at Vancouver, B.C. this 30th day of June, 2005.

BY ORDER OF THE BOARD
ENDEAVOUR GOLD CORP.

"Bradford J. Cooke"
__________________________________
Bradford J. Cooke, Chairman

ENDEAVOUR SILVER CORP.
(formerly Endeavour Gold Corp.)
800-850 West Hastings Street
Vancouver, B.C.
V6C 1E1

MANAGEMENT INFORMATION CIRCULAR

As at June 30, 2005
unless otherwise noted

_______________________________________

SOLICITATION OF PROXIES

     This Information Circular is furnished in connection with the solicitation of proxies by the management of ENDEAVOUR SILVER CORP. (formerly Endeavour Gold Corp.) (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the " Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

     It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at a nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the accompanying Form of Proxy are nominees of the Company's management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Annual and Extraordinary General Meeting (the “Meeting”) may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

     The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

     A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Proxy Department, or to the registered office of the Company, #1040 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

     If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

     The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters, which may properly come before the Meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

     Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

     Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those

Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

     In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

     The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

     The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders (“Beneficial Shareholders”) should note that only proxies deposited by persons whose names appear on the register of shareholders of the Company (“Registered Shareholders”) can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Company’s Central Securities Register. Such shares will, more likely, be registered under the name of the shareholder’s broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients. The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

     Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

     Please note that the figures in this Information Circular are in Canadian dollars unless otherwise indicated.

     The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended February 28, 2005 (the “Financial Statements”), including the accompanying notes and the auditor’s report will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

     Additional information relating to the Company may be found on SEDAR at www.sedar.com. A security holder may contact the Company to request copies of the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

     The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 9th floor, 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Company is authorized to issue unlimited common shares without par value (the "Common Shares"). As of June 30, 2005, 21,192,233 Common Shares are issued and outstanding.

     Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the

Company fixed June 30, 2005 as the record date for the determination of the shareholders entitled to vote at the Annual and Special General Meeting.

      To the best of the knowledge of the directors and senior officers of the Company, there is no person beneficially owning, directly or indirectly, or exercising control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

     The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

     The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

     MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

     The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(4)
Bradford J. Cooke British Columbia, Canada	President, Chief Executive Officer, and Director of Canarc Resource Corp.	Chairman since February 24, 2005; President from July 25, 2002 to February 23, 2005; Director since July 25, 2002	1,205,700
Godfrey J. Walton(3) British Columbia, Canada	President, G.J. Walton & Associates Ltd.	President since February 24, 2005; Director since July 25, 2002	203,200

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(4)
Mario D. Szotlender(3) Caracas, Venezuela	President, Mena Resources Inc. (formerly Tombstone Explorations Co. Ltd.)	Director since July 25, 2002	74,400
Leonard Harris(3) Colorado, U.S.A.	Retired	Director since July 24, 2003	80,000

(1)	The term of office of the directors will expire at the Company’s Annual General Meeting in 2006.
(2)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Member of Audit Committee.
(4)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a)	Summary of General Requirements

     Incentive stock options may be granted to directors, officers, consultants and employees of the Company in accordance with the policies of the TSX Venture Exchange (the "Exchange"). In summary therefore the aggregate number of shares that may be reserved for issuance pursuant to incentive stock options will not exceed 20% of the issued shares of the Company (as to a maximum of 5% with respect to any one individual) at the time of granting. The exercise price per share will not be lower than the market price of the Company's shares on the Exchange at the time of grant, less the applicable discount.

     The Company has an Incentive Stock Option Plan (the “Existing Plan”) which complies with the rules set forth for such plans by the Exchange in that at no time may more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual. The Existing Plan provides for the issuance of options to directors, officers, consultants and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be granted at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. At no time will more than 10% of the number of issued and outstanding shares of the Company be under option pursuant to the Existing Plan. The exercise price will not be lower than the "discounted market price" of the shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

     See the section below captioned “Amended and Restated Incentive Stock Option Plan”

(b)	Amended and Restated Incentive Stock Option Plan

     The Company wishes to adopt a new Incentive Stock Option Plan which complies with Exchange policy and which will increase the number of shares allocated and reserved for use in under the Company’s new plan to 4,200,000 shares.

     At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company’s Existing Plan be deleted in its entirety and a new Incentive Stock Option Plan (the “Amended and Restated Plan”) in form as attached hereto as Schedule “B” be adopted in its place and stead. Reference should be made thereto for a complete statement of the terms and conditions of the Amended and Restated Plan.

     All outstanding incentive stock options will automatically be subject to the terms and conditions of the Amended and Restated Plan.

      INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT.

     As a result, at the Meeting, the votes attaching to the 1,563,300 shares held by insiders and their associates will not be counted.

(c)	Granting of Options

     During the most recently completed financial year (March 1, 2004 to February 28, 2005) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Bradford J. Cooke	May 6, 2004	120,000	Nominal	$1.60	May 6, 2009
Godfrey Walton	May 6, 2004	80,000	Nominal	$1.60	May 6, 2009
Godfrey Walton	Feb. 1, 2005	200,000	Nominal	$1.60	Feb. 1, 2010
Mario Szlotlender	May 6, 2004	40,000	Nominal	$1.60	May 6, 2009

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Leonard Harris	May 6, 2004	40,000	Nominal	$1.60	May 6, 2009
Donald Coates(1)	May 6, 2004	40,000	Nominal	$1.60	July 16, 2004(2)
Stewart Lockwood	May 6, 2004	40,000	Nominal	$1.60	May 6, 2009
Philip Yee	May 6, 2004	80,000	Nominal	$1.60	May 6, 2009
Bruce Bried	Feb. 1, 2005	150,000	Nominal	$1.60	Feb. 1, 2010
Michael Rasmussen	Feb. 1, 2005	100,000	Nominal	$1.60	Feb. 1, 2010

(1)	Resigned as a director of the Company, effective June 16, 2004.
(2)

Expiry date was amended to July 16, 2004 as per Stock Option Plan whereby the optionee has 90 days from which to exercise any option not exercised prior to the date of ceasing to be an Eligible Person. These options were not exercised and were thereby cancelled.

     Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(d)	Exercise of Options

     The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
40,000	$0.10	April 2, 2004	$1.95	$74,000
40,000	$0.10	Sept. 2, 2004	$1.40	$52,000
20,000	$0.22	March 1, 2004	$1.77	$31,000
100,000	$0.22	Feb. 11, 2005	$2.06	$184,000
90,000	$0.22	Feb. 21, 2005	$2.14	$172,800

(1) Aggregate net value represents the market value at the date of exercise less the exercise price.

(e)	Summary of Number of Securities under Option

In summary:

(i)

incentive stock options to purchase a total of 1,480,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 890,000 common shares were granted to insiders.

(ii)

as at the date hereof, incentive stock options to purchase up to a total of 2,039,000 common shares are outstanding (9.62% of the Company’s current issued and outstanding share capital), of which options to purchase up to a total of 1,150,000 shares pertain to insiders (5.4% of the Company’s current issued and outstanding share capital).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

     None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INCENTIVE STOCK OPTION PLAN

     The current policies of the TSX Venture Exchange (the “Exchange”) require that all issuers (other than capital pool companies) must implement a stock option plan using one of the following methods:

(a)	a “rolling” stock option plan (a “Rolling Plan”) reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant, with no vesting provisions; or

(b)

a fixed number stock option plan (a “Fixed Plan”) reserving a specified number of shares for options granted under the Fixed Plan, up to a maximum of 20% of the Company’s issued shares as at the date of the shareholder approval, with vesting provisions for Fixed Plans that reserve more than 10% of the issued shares for options so granted.

     In summary therefore, an issuer must implement (i) a Rolling Plan, (ii) a Fixed Plan reserving 10% or less of the Company’s issued shares or (iii) a Fixed Plan reserving over 10% and up to a maximum of 20% of the Company’s issued shares as at the date of shareholder approval.

     The Company’s current stock option plan is a Rolling Plan. At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company allocate and reserve a fixed number of common shares in its capital stock for use in a stock option plan (the "Fixed Plan"). The Fixed Plan will comply with the rules set forth for such plans by the Exchange in that, among other things, at no time will more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual in a 12-month period, or 2% of the issued and outstanding issued common shares in the case of any one Consultant (as defined in the Exchange Corporate Finance Manual) or person conducting investor relations activities. The Fixed Plan provides for the issuance of options to directors, officers, employees, of the Company and its subsidiaries and to consultants, consultant companies and management company employees to purchase common shares of the Company. The stock options would be issued at the discretion of the Board of Directors and would be exercisable during a period not exceeding five years. If the Company graduates to a Tier 1 issuer on the Exchange or to the TSX Toronto Stock Exchange (“TSE”), then the maximum term of any Option will be 10 years. For so long as the Company is classified by the Exchange as a Tier 2 company and as may otherwise be determined, stock options granted under the Fixed Plan shall not become fully vested in the optionee immediately. If vesting is required, the committee shall determine a periodic vesting schedule which will provide for the vesting of equal quarterly tranches of the option over a period of not less than 18 months, as more fully set forth in the schedule attached to the Stock Option Plan (attached hereto as Schedule “B”). At no time will more than 4,200,000 shares be under option pursuant to the Fixed Plan. The exercise price will not be lower than the "Discounted Market Price" of the Shares on the Exchange at the time of grant. Should the Company graduate to a listing on the TSE, then the Option Price per Share will not be lower than the last recorded sale of a board lot of shares on the TSE during the trading day immediately preceding the date of granting of the Option, or, if there was no such sale, the volume weighted average trading price on the TSE for the Shares for the five trading days immediately preceding the date on which the Option is granted (the “Market Price”). In the context of the Fixed Plan, "Discounted Market Price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options, less the applicable discount, and will not otherwise be less than $0.10 per share. In addition to any resale restrictions under the applicable securities laws, a four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

     The objective of the Fixed Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Fixed Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Fixed Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

     Set forth below are details of material transactions in which “informed persons” have an interest:

Private Placement Transactions

     During the year ended February 28, 2005, two directors and a company with certain common directors subscribed for a total of 880,000 units, at $1.60 per unit, in a private placement of the Company. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant giving the holder the right to purchase an additional common share at $2.00 per share by October 22, 2005.

     The Company engaged Canaccord Capital Corporation and Dundee Securities Corporation to act as Agents in the brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8 million. The Company also completed a non-brokered private placement for 1,175,000 units for an additional $1.9 million in gross proceeds. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant giving the holder the right to purchase an additional common share at $2.00 by October 22, 2005.

MANAGEMENT CONTRACTS

     There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Audit Committee Charter

     Multilateral Instrument 52-110 Audit Committees(“MI 52-110”) will be applicable to all issuers listed on the TSX Venture Exchange after July 1, 2005. Accordingly, the Company has adopted an Audit Committee Charter.

     Part 6.2, Required Disclosure, of MI 52-110, Audit Committees, of the Canadian Securities Administrators requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

     In accordance with the definitions set forth in National Instrument 51-102, Continuous Disclosure Obligations, a “venture issuer” means a reporting issuer that, as at the applicable time, did not have any of its securities listed or quoted on any of the Toronto Stock Exchange, a

U.S. marketplace or a marketplace outside Canada and the United States. The Company is a “venture issuer” and is relying on the exemption in Part 6.1, Venture Issuers, of MI 52-110 with respect to the requirements of Part 3, Composition of the Audit Committee, and Part 5, Reporting Obligations.

     The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule “B” to this Information Circular.

     The Company’s audit is comprised of three directors, as set forth below:

Godfrey J. Walton	Mario D. Szotlender	Leonard Harris

     As defined in MI 52-110:

  Godfrey J. Walton is not “independent”;
  Mario Szotlender and Leonard Harris are “independent”.
  All of the members of the audit committee are financially literate.

     At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

     Since the effective date of MI 52-110, the Company has not relied on either of the exemptions contained in section 2.4. De Minimis Non-audit Services, or section 8, Exemptions. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

     The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

     Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
February 29/2004	$15,000	Nil	Nil	Nil
February 28/2005	$40,000 (estimated)	Nil	Nil	Nil

(1)	The aggregate fees billed by the Company’s external auditor
(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

     It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

BOARD APPROVAL

     The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of June 30, 2005.

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
ENDEAVOUR SILVER CORP.

“Bradford J. Cooke”
__________________________________
Bradford J. Cooke, Chairman

Schedule "A" to the Information Circular of
Endeavour Silver Corp.
(the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)	"Named Executive Officers" or “NEOs” means the following individuals:

(i) each CEO;
(ii) each CFO;
(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and
(iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)	“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)	“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

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(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

     During the fiscal year ended February 28, 2005, the Company had three Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the Chairman and Chief Executive Officer; Godfrey Walton, President and Chief Operating Officer; and Philip Yee, Chief Financial Officer.

     The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

NEO Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)(4)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)(3)	Awards		Payouts
					Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restriction s ($)(2)	LTIP payouts ($)
Bradford J Cooke, Chairman and CEO	2005 2004 2003	$118,785 Nil Nil	$1000 Nil Nil	Nil Nil Nil	120,000(5) 150,000(6) 60,000(7)	Nil Nil Nil	Nil Nil Nil	Nil $30,000(11) $31,000(10)
Godfrey Walton, President and COO	2005 2004(12) 2003(12)	$76,200(13) N/A N/A	$1000 N/A N/A	Nil N/A N/A	280,000(8) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Philip Yee, CFO	2005 2004(12) 2003(12)	$61,454 N/A N/A	$1000 N/A N/A	Nil N/A N/A	80,000(9) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

Notes:	(1)	March 1 to February 28/29.
(2)

Includes the dollar value (net of consideration paid by the NEO) calculated by multiplying the closing market price of the Company’s freely trading shares on the date of grant by the number of stock or stock units awarded.

	(3)	Perquisites and other personal benefits, securities or property for the three most recently completed financial years do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus.
(4)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

	(5)	The 120,000 options were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009.
(6)

Of the 150,000 options, 90,000 were granted on July 28, 2003, exercisable at $0.22 per share on or before July 28, 2005, and 60,000 were granted on January 14, 2004, exercisable at $0.66 per share on or before January 14, 2009.

	(7)	The 60,000 options were granted on September 9, 2002, exercisable at $0.10 per share on or before September 9, 2004.

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(8)

Of the 280,000 options, 80,000 were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009, and 200,000 were granted on February 1, 2005, exercisable at $1.60 per share on or before February 1, 2010.

(9)	The 80,000 options were granted on May 6, 2004, exercisable at $1.60 per share on or before May 6, 2009.
(10)

Pursuant to the terms and conditions of a Property Purchase Agreement, and as part of the Company’s reactivation agreement, the Company acquired a 50% interest in two properties covering a total of 34,000 acres located in the Mistassini-Otish area of northern Quebec from Bradford J. Cooke. In consideration the Company paid Mr. Cooke $31,000 and issued 150,000 common shares to Mr. Cooke, subject to a 3% gross overriding royalty on all diamond production and a 3% net smelter return on all other mineral production. The Company had the option to purchase a ½% of the NSR at any time for $250,000.

(11)	Consulting fees in the amount of $30,000 were paid to Mr. Cooke during fiscal 2004.
(12)	The Named Executive Officers in question were not officers during these years. Both were appointed Named Executive Officers effective February 24, 2005.
(13)	Consulting fees paid to a company owned by the Director.

Options and SARs

The following table sets forth details of incentive stock options granted to the Named Executive Officers during the most recently completed financial year:

Named Executive Officers	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period (1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	120,000	8.1%	$1.60	$1.60	May 6, 2009
Godfrey Walton	80,000	5.4%	$1.60	$1.60	May 6, 2009
Godfrey Walton	200,000	13.5%	$1.60	$1.60	February 1, 2010
Philip Yee	80,000	5.4%	$1.60	$1.60	May 6, 2009

(1)	Reflected as a percentage of the total number of options granted to purchase common shares (1,480,000) during the Financial Period.

     The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Feb. 28/05 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-money(1) Options/SARs at Feb. 28/05 ($) Exercisable/ Unexercisable
Bradford J. Cooke	90,000	$172,800	180,000	$164,400
Godfrey Walton	100,000	$184,400	320,000	$229,600
Philip Yee	0	0	160,000	$188,800

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(1)	"In-the-money" means the excess of the market value of the common shares of the Company on February 28, 2005 ($2.20) over the base prices of the options which ranges from $0.22 to $1.60.

(2)	"Aggregate Value Realized" means the excess of the market value at the date of exercise over the exercise price.

Termination of Employment, Change in Responsibilities and Employment Contracts

     There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

     During the Financial Period, compensation was paid by the Company to the directors of the Company for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

as set forth below and as otherwise herein disclosed.

     During the Financial Period, compensation was paid by the Company to the directors of the Company for Board participation. A Directors’ Compensation Plan was put into place August 14, 2004 and includes paying the Directors $1,000 per financial quarter. As well, a yearly salary was paid by the Company to the Chief Executive Officer and the Chief Financial Officer.

     The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options. During the Financial Periodthe Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

(a)	on May 6, 2004, an aggregate of 320,000 common shares at $1.60 per share; and

(b)	on February 1, 2005, an aggregate of 200,000 common shares at $1.60 per share.

Directors’ and Officers’ Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors’ and officers’ liability, which came into force in April of 2005, was US$24,000 per annum. Great American Insurance Company provides the coverage. The aggregate amount of coverage under the policy is US$2,000,000 subject to retentions depending on the type of claim made.

Schedule “B” to the Information Circular of
Endeavour Silver Corp. (the “Company”)

EMPLOYEE INCENTIVE STOCK OPTION PLAN
(as approved by the shareholders of the Company at the Annual and Special General
Meeting held on August 2, 2005)
4,200,000 Share Options

1.	Purpose

1.01      The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of ENDEAVOUR SILVER CORP. (the “Company”) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

1.02      The term "subsidiaries" for the purpose of the Plan will include Endeavour Gold Corporation S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C.V., which definition may be varied by the Committee to conform with the changing interests of the Company.

2.	Administration

2.01      The Plan will be administered by a committee (the “Committee”) of the Company's Board of Directors (the “Board”).

2.02      The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (“Options”) to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3.	Eligibility

3.01      Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Management Company Employee” in relation to the Company (as those terms are defined in Policy 4.4, “Incentive Stock Options”, of the TSX Venture Exchange or, if applicable, the relevant policies of any other stock exchange upon which the Company may be listed (together the “Exchange”)) is eligible to be granted one or more Options.

3.02      The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Management Company Employees, as the case may be.

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3.03      Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.04      The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.05      The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4.	General Provisions

4.01      The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (“Shares”) of the Company.

4.02      At no time will more than 4,200,000 Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan. Reference is also made to Section 15.01 hereof. However, if the Company is re-classified by the Exchange as a Tier 1 company or graduates to a TSE listing, the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period, PROVIDED THAT disinterested shareholder approval has been obtained.

4.03      Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04      The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.05      The number of Shares under Option to any one Consultant or any one Consultant Company in any 12 month period shall not exceed 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.06      The number of Shares under Option to Employees conducting Investor Relations Activities (as defined in the applicable policies of the Exchange) in any 12 month period shall not exceed an aggregate of 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.07      The number of Shares under Option to Consultants conducting Investor Relations Activities must vest in stages over at least a 12 month period, with no more than 25% of the

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Shares vesting in any three month period. Trading of the aforesaid Shares will be monitored by the Company’s Board of Directors.

4.08      Each Option will be evidenced by:

(a)

a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b)	a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.09      An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5.	Term of Option

5.01      The maximum term of any Option, for so long as the Company is a Tier 2 issuer, will be five years. If the Company graduates to a Tier 1 issuer on the Exchange or to the TSX Toronto Stock Exchange (the “TSE”), then the maximum term of any Option will be 10 years.

5.02      An Option granted to a person who is a Director, Employee, Consultant or Management Company Employee shall terminate no longer than 90 days after such person ceases to be in at least one of those categories for so long as the Company is a Tier 2 issuer. In the event the Company is not a Tier 2 issuer at the time of granting of an Option, the Option shall terminate no longer than 90 days after such person ceases to be in at least one of those categories unless extended pursuant to Section 17.01. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.03      An Option granted to a person who is engaged in Investor Relations Activities shall terminate no longer than 30 days after such person ceases to be employed to provide Investor Relations Activities for so long as the Company is a Tier 2 issuer. In the event the Company is not a Tier 2 issuer at the time of granting of an Option, the Option shall terminate no longer than 30 days after such person ceases to be engaged in Investor Relations Activities unless extended pursuant to section 17.01.

5.04      The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.05      A change of employment or ceasing to be a director or officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a director or officer of the Company or its subsidiaries, if any.

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6.	Option Price

6.01      The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) must not be less than the “Discounted Market Price” (as defined in the policies of the Exchange, provided that the Option Price shall not be less that $0.10 per Share. Should the Company graduate to a listing on the TSE, then the Option Price per Share will not be lower than the last recorded sale of a board lot of Shares on the TSE during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the volume weighted average trading price on the TSE for the Shares for the five trading days immediately preceding the date on which the Option is granted (the “Market Price”).

6.02      The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03      An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7.	Share Appreciation Right

7.01      In the event that the Company is re-classified by the Exchange as a Tier 1 company or graduates to a TSE listing, a participant may, as allowed under Exchange Policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

8.	Death

8.01      Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

9.	Changes in Shares

9.01      In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted

5

accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

10.	Cancellation of Options

10.01      The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the Exchange.

11.	Amendment or Discontinuance

11.01      The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)	increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 8; or

(b)

decrease the Option Price except as provided in Section 8. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

12.	Disinterested Shareholder Approval

12.01      The approval of the disinterested shareholders of the Company must be obtained before the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

12.02      The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12.03      The Plan, as approved by the shareholders of the Company, will terminate unless it is approved by the shareholder of the Company at the annual general meetings held every three years following the initial approval.

13.	Interpretation

13.01      The Plan will be construed according to the laws of the Province of British Columbia.

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14.	Liability

14.01      No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

15.	Vesting

15.01      For so long as the Company is classified by the Exchange as a Tier 2 Company, Options granted under the Plan shall not become fully vested in the Optionee immediately. If vesting is required, the Committee shall determine a periodic vesting schedule which will provide for the vesting of equal quarterly tranches of the option over a period of not less than 18 months, as more fully set forth in Schedule “A” attached hereto. Any vesting under this section is in addition to any vesting imposed on Investor Relations Consultants under section 4.07.

16.	Hold Period

16.01      A four-month hold period on all stock options granted at a Discounted Market Price is imposed by the Exchange from the date of grant.

17.	Re-Classification to Tier 1 or graduation to TSX Toronto Stock Exchange listing

17.01      In the event that the Company is re-classified by the Exchange as a Tier 1 company or graduates to a TSE listing:

(a)	the Company may grant options without an Exchange hold period if the exercise price thereof is not less than the Market Price;

(b)	any one optionee may hold one or more options to acquire more than 5% of the issued share capital of the Company, PROVIDED disinterested shareholder approval is obtained;

(c)	the maximum term of an Option shall be 10 years; and

(d)

subparagraphs 5.02 and 5.03 shall not apply if so determined at the sole option of the Committee. The Committee may then set termination periods as they deem appropriate, subject to all applicable laws and stock exchange policies.

17.02      If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

7

then the Shares received upon such exercise, or in the case of Section 17.02(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 17, the Company will immediately refund the exercise price to the Optionee for such Shares.

18.	Acceleration of Expiry Date

18.01      If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

19.	Effect of a Change of Control

19.01      If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

19.02      “Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in Section 96 of the Securities Act (British Columbia).

20.	Exchange Policy Applies

20.01      The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the Exchange and/or the TSE, as applicable, and any securities commission having authority, and the Policies of the Exchange or TSE, as applicable, will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the Exchange or TSE, as applicable, and of the Plan, the provisions of the Policies of the Exchange or TSE will govern, depending on whether the Company remains a Tier 2 or Tier 1 Issuer (or any comparable tier or level) of the Exchange or has graduated to a TSE listing.

21.	Cancellation and Re-granting of Options

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21.01      The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSE or, if applicable, the Exchange.

22.	Retirement

22.01      Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

Schedule “A” to
EMPLOYEE INCENTIVE STOCK OPTION PLAN
of ENDEAVOUR SILVER CORP.

Vesting Schedule (required for so long as
Endeavour Silver Corp. is a Tier 2 Issuer)

(a)	commencing on the Date of Grant not more than 25% of the Option Shares;

(b)	commencing six months after the Date of Grant not more than 50% of the Option Shares;

(c)	commencing 12 months after the Date of Grant not more than 75% of the Option Shares; and

(d)	commencing 18 months after the Date of Grant, 100% of the Option Shares

Schedule “C” to the Information Circular of
Endeavour Silver Corp. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

     The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  The audit process;
  The financial accounting and reporting process to shareholders and regulatory bodies; and
  The system of internal financial controls.

Composition

     The Committee shall consist of three Directors, the majority of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, for so long as the Company is a “venture issuer”, as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

     The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

     The specific duties of the Committee are as follows:

Management Oversight:

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
Review and evaluate the Company’s internal controls, as established by Management;
Review and evaluate the status and adequacy of internal information systems and security;
Meet with the external auditor at least one a year in the absence of Management;
Request the external auditor’s assessment of the Company’s financial and accounting personnel;
Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and
Review and evaluate the Company’s banking arrangements.

2

External Auditor Oversight

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;
Review the scope and approach of the annual audit;
Inform the external auditor of the Committee’s expectations;
Recommend the appointment of the external auditor to the Board;
Meet with Management at least once a year in the absence of the external auditor;
Review the independence of the external auditor on an annual basis;
Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and
Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

Financial Statement Oversight

Review the quarterly reports with both Management and the external auditor;
Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
Review and discuss with Management the annual audited financial statements; and
Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

“Whistleblower” Procedures

Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

PROXY

Type of Meeting:	**Annual and Special General Meeting**	**Name of Company:**	**Endeavour Silver Corp. (the "Company")**
Meeting Date:	**August 2, 2005**	**Meeting Time:**	**10:00 a.m. (Vancouver time)**
Meeting Location:	**Terminal City Club, Walker Room, 837 West Hastings Street, Vancouver, B.C. V6C 1B6**		

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, **Bradford J. Cooke**, Chairman and CEO of the Company, or failing this person, **Godfrey Walton**, President and COO of the Company, or failing this person, **Philip Yee**, the CFO of the Company (the "Management Appointees"), or in the place of the Management Appointees, ________________________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A	
2.	Remuneration to be paid to the auditor			N/A
3.	Approve incentive stock option plan			N/A
4.	For election as a director			
	Bradford J. Cooke		N/A	
	Godfrey J. Walton		N/A	
	Mario D. Szotlender		N/A	
	Leonard Harris		N/A	

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 200.....

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

NOTES:

1.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2.

A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3.	If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

(a)

sign, date and return the proxy form. Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b)

appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder’s name in the space provided, then signing, dating and returning the proxy form. Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.	If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

(a)	if the member is registered on the register of Members, record his attendance with the Company’s scrutineers at the Meeting; or
(b)

if the member’s securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member’s own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1.

The shares represented by this proxy may be voted “for” or “against” all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2.

By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for KPMG LLP as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of KPMG LLP as auditor, as the case may be. Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 Continuous Disclosure Obligations, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD & A”), the interim financial statements and MD & A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

ENDEAVOUR SILVER CORP.

Please select one or both of the following options:

Annual Financial Statements & MD&A	Yes [ ]	No [ ]
Quarterly Financial Statements & MD&A	Yes [ ]	No [ ]

Name:	Address:

City/Prov/State/ Postal Code:

Preferred Method of Communication:	Email: [ ]	or Mail: [ ]

Signature:

Date:	Email Address:

The personal information you are providing on this form will only be used for its intended purpose described above. Computershare Trust Company of Canada will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.